UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated September 18, 2012

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-168347), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CAPITALIZATION AND INDEBTEDNESS

The following table sets out our called up share capital and the borrowings and indebtedness of Vodafone Group Plc, its consolidated subsidiaries and share of joint ventures, referred to as the “Group”, at March 31, 2012.

At March 31,
2012
£
(in millions)
Borrowings and Indebtedness
Short-term borrowing	6,258
Short-term derivative financial instruments *	115
Total short-term borrowings	6,373

Long-term borrowings	28,362
Long-term derivative financial instruments *	774
Total long-term borrowings	29,136

Total borrowings and indebtedness	35,509

Share Capital
Called up share capital (53,815,007,289 ordinary shares allotted, issued and fully paid)	3,866
Treasury shares held (4,169,067,107 shares)	(7,841)
Additional paid-in capital	154,123
Retained losses	(84,184)
Accumulated other comprehensive income	10,971

Total equity and shareholders’ funds	76,935

Total Capitalization and Indebtedness	112,444

* Certain mark to market adjustments on financing instruments are included within derivative financial instruments, a component of trade and other payables

(1)

At March 31, 2012, all borrowings and indebtedness are unsecured, except for indebtedness in respect of Vodafone India of INR179.4 billion, Vodafone Americas Finance 2 Inc. of US$2.3 billion and Vodafone Ghana Telecommunications Limited of US$200 million.

(2)	At March 31, 2012, the Group had contingent indebtedness relating to outstanding guarantees, performance bonds and other contingent indebtedness items totaling £898 million.

(3)

At March 31, 2012, the Group had cash and cash equivalents of £7,138 million, investments primarily in index linked government bonds of £987 million and trade and other receivables which comprise certain mark to market adjustments on financing instruments of £2,959 million, giving total net borrowings and indebtedness of £24,425 million.

(4)

The Group’s outstanding US and euro commercial paper, reported within short term borrowings in the above table, decreased by US$ 12 million and €587 million respectively between March 31, 2012 and September 16, 2012.

(5)	On April 2, 2012, the Group received the remaining consideration of Yen 200 billion from the sale of its SoftBank Mobile Corp. interests.

(6)

On May 21, 2012, Vodafone Europe B.V. (“VEBV”) announced, in order to satisfy its obligation under Rule 15 of the United Kingdom City Code on Takeovers and Mergers, a recommended convertible bond cash offer (the “Offer”) to the holders of all of the outstanding Cable and Wireless Worldwide plc (“CWW”) £230 million 5.75 per cent. convertible bonds due 2014, convertible into ordinary shares of CWW. Subsequently, on June 19, 2012 VEBV announced the preliminary result of the Offer for the bonds. Pursuant to the Offer, valid instructions in respect of £222.9 million in aggregate principal amount of bonds were received, constituting 96.91% in aggregate principal of the bonds outstanding. On August 10, 2012, VEBV paid £243 million in settlement of the bonds.

(7)

On July 11, 2012, Vodafone Group Plc issued a guarantee for €94m in respect of a spectrum auction in the Netherlands which matures on July 11, 2013 and has an evergreen clause which permits the beneficiary upon request to extend the maturity for an additional year.

(8)	On July 18, 2012, €72m was paid in relation to spectrum in Ireland.

(9)	On July 26, 2012, Vodafone Group Plc issued a guarantee for €116m in respect of a spectrum auction in Romania which matures on July 26, 2013.

(10)

On July 27, 2012, VEBV announced that it had reached agreement on the terms of a recommended cash offer pursuant to which Vodafone would acquire the entire issued and to be issued share capital of CWW. On August 10, 2012 VEBV paid £1,050 million in settlement of the shares.

(11)

On August 6, 2012, the Group completed its £4bn share buyback programme. Between March 31, 2012 and August 6, 2012, the Group purchased 622,339,637 of its ordinary shares at a cost (including dealing and associated costs) of £1,094,938,941. At September 16, 2012, the Group held 4,641,977,104 of its ordinary shares in treasury and had 49,177,949,925 ordinary shares in issue (excluding treasury shares).

(12)	On August 20, 2012, Vodafone Group Plc issued a guarantee for €43m to the Italian Tax Office which matures on August 20, 2015.

(13)	The Group has submitted a request to draw down in full a €300 million European Investment Bank facility, proceeds will be received September 18, 2012. The facility is repayable September 18, 2019.

(14)

Other than the changes mentioned in the above footnotes and changes due to movements in foreign exchange rates, there has been no material change in the capitalization and indebtedness of the Group since March 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: September 18, 2012	By: /s/ Neil Garrod
Name: Neil Garrod
Title: Director of Treasury